Exhibit 99.1

Alterity Therapeutics Receives Non-Compliance Notice Regarding Nasdaq Minimum Bid Price Requirement

MELBOURNE, AUSTRALIA AND SAN FRANCISCO, USA – 28 February 2022: Alterity Therapeutics Limited (“Alterity” or the “Company”) (ASX:ATH, NASDAQ:ATHE), a biotechnology company dedicated to developing disease modifying treatments for neurodegenerative diseases, today announced that on 23 February 2022 the Company received notice (the “Notice”) from the Nasdaq Stock Market LLC (“Nasdaq”) that the Company is not in compliance with Nasdaq Listing Rule 555(a)(2), as the minimum bid price of the Company’s American depositary shares (“ADSs”) has been below US $1.00 per share for 30 consecutive business days. The Notice has no immediate effect on the listing of the Company’s ADSs, which will continue to trade at this time on the Nasdaq Capital Market under the symbol “ATHE.”

In accordance with Nasdaq Listing Rule 5810(c)(3)(A), Alterity has a period of 180 calendar days, or until August 22, 2022 to regain compliance with the minimum bid price requirement. To regain compliance, the closing bid price of the Company’s ADSs must meet or exceed US $1.00 for at least ten consecutive business days during this 180-calendar day period. In the event Alterity does not regain compliance by August 22, 2022, the Company may be eligible for an additional 180 calendar day grace period if it meets the continued listing requirement for market value of publicly held shares (US $1 million) and all other initial listing standards for The Nasdaq Capital Market, with the exception of the bid price and provides written notice to Nasdaq of its intention to cure the deficiency during the second compliance period.

The notice has no effect on the listing of the Company’s ordinary shares which are traded on the Australian Securities Exchange (“ASX”) under the symbol “ATH” and are in full compliance with ASX listing requirements. Alterity’s management intends to actively monitor the bid price for its ADSs and will consider all available options to regain compliance with the Nasdaq minimum bid price requirement.

About Alterity Therapeutics Limited

Alterity Therapeutics is a clinical stage biotechnology company dedicated to creating an alternate future for people living with neurodegenerative diseases. The Company’s lead asset, ATH434, has the potential to treat various Parkinsonian disorders. Alterity also has a broad drug discovery platform generating patentable chemical compounds to intercede in disease processes. The Company is based in Melbourne, Australia, and San Francisco, California, USA. For further information please visit the Company’s web site at www.alteritytherapeutics.com.

Authorisation & Additional information

This announcement was authorized by David Stamler, CEO of Alterity Therapeutics Limited.

Contact: Investor Relations

Australia	US
Rebecca Wilson	Remy Bernarda
E: WE-AUAlterity@we-worldwide.com	remy.bernarda@iradvisory.com
Tp: +61 417 382 391	Tp: +1 (415) 203-6386

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934. The Company has tried to identify such forward-looking statements by use of such words as “expects,” “intends,” “hopes,” “anticipates,” “believes,” “could,” “may,” “evidences” and “estimates,” and other similar expressions, but these words are not the exclusive means of identifying such statements.

Important factors that could cause actual results to differ materially from those indicated by such forward- looking statements are described in the sections titled “Risk Factors” in the Company’s filings with the SEC, including its most recent Annual Report on Form 20-F as well as reports on Form 6-K, including, but not limited to the following: statements relating to the Company’s drug development program, including, but not limited to the initiation, progress and outcomes of clinical trials of the Company’s drug development program, including, but not limited to, ATH434, and any other statements that are not historical facts. Such statements involve risks and uncertainties, including, but not limited to, those risks and uncertainties relating to the difficulties or delays in financing, development, testing, regulatory approval, production and marketing of the Company’s drug components, including, but not limited to, ATH434, uncertainties relating to the impact of the novel coronavirus (COVID-19) pandemic on the company’s business, operations and employees, the ability of the Company to procure additional future sources of financing, unexpected adverse side effects or inadequate therapeutic efficacy of the Company’s drug compounds, including, but not limited to, ATH434, that could slow or prevent products coming to market, the uncertainty of obtaining patent protection for the Company’s intellectual property or trade secrets, the uncertainty of successfully enforcing the Company’s patent rights and the uncertainty of the Company freedom to operate.

Any forward-looking statement made by us in this press release is based only on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.